TECTONIC FINANCIAL, INC.
16200 Dallas Parkway, Suite 190
Dallas, Texas  75248
(972) 720-9000

May 9, 2019

Securities and Exchange Commission	Via EDGAR
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Jessica Livingston

Re:	Tectonic Financial, Inc.
Registration Statement on Form S-1/A (Amendment No. 2)
File No. 333-230949

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tectonic Financial, Inc. a Texas corporation (the “Company”), hereby respectfully requests that the effective date of the above referenced Amendment No. 2 to the Registration Statement on Form S-1/A (File No. 333-230949) be accelerated by the Securities and Exchange Commission to 9:00 a.m., Eastern Time, on May 10, 2019, or as soon as practicable thereafter.  By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Beth A. Whitaker of Hunton Andrews Kurth LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Ms. Whitaker at (214) 468-3575 and that such effectiveness also be confirmed in writing.

Respectfully,

TECTONIC FINANCIAL, INC.

/s/ Patrick Howard

Patrick Howard
President and Chief Executive Officer

cc:	Peter G. Weinstock, Hunton Andrews Kurth LLP
Beth A. Whitaker, Hunton Andrews Kurth LLP